Exhibit 99.1
-FOR IMMEDIATE RELEASE -
ELRON ANNOUNCES LOAN AGREEMENT WITH DISCOUNT INVESTMENT CORPORATION
Tel Aviv, January 15, 2009 — Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), today announced that it has entered into a second loan agreement with Discount Investment Corporation Ltd. (“DIC”), which directly holds approximately 49% of Elron’s issued and outstanding shares. Pursuant to this loan agreement, DIC will provide Elron with a loan in an amount equivalent to $2 million bearing interest at a rate of 5.50% per annum and linked to the Israel consumer price index (the “Second Loan”). The terms of the Second Loan are substantially the same as the terms of the loan announced on October 30th loan.
The granting of the Loan is subject to receipt of all required corporate approvals.
The Audit Committee and the Board of Directors each resolved to approve the Second Loan. Since DIC may be deemed to be a controlling shareholder, as defined by Israeli law, if one or more shareholders holding in the aggregate at least 1% of the issued share capital or the voting rights in the Company notify us in writing, on or prior to the fourteenth day following this disclosure about his/their objection to the resolution described above, then the Second Loan will require the approval of the shareholders meeting under section 275 of the Israeli Companies Law.
Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron’s group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com
Company Contact:
Rinat Remler, Vice President & CFO
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net
(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to various risks and uncertainties, including among others the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider)